Exhibit 99.1

       Effective and SustainableCrop Protection  Company introductionMar 2019

 Safe Harbor Statement  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “target,” “goal,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

   VISION To design effective and sustainablecrop protection productsby leveraging predictive biology

 Large and growing market  *  Crop protection – a critical and growing market    Crop protection is critically important  50% of key crops’ yields would be lost without Crop Protection    $56B in 2017/8, predicted $70B by 2022  $56B   $70B   Based on publicly available info

   Dire need for effective and sustainable innovative products  Increasing resistance    Number of plant species resistant to specific herbicide classes  A new approach is needed for crop protection innovation  2019    Increasing regulatory requirements    Awareness to environment tox. effects and toxicity to beneficials   Decline in products with new MoA  No new herbicide with new MoA (Mode of Action) launched for 30 years

Disruptive technology to deliver novel crop protection products


Sequential lead generation pipeline
100K's compounds
Efficacy
Novelty
Application
Synthesis
Safety
Development & Registration
Final product

AgPlenus' disruptive lead generation technology


>400 Million compounds
Efficacy
Novelty
Safety
Application
Synthesis

- Leads working on new mode of action
- Higher probability to reach a product
- Improved pipeline efficiency


Final product

agPlenus 6

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AgPlenus' business strategy

Strategy - high value revenue sharing deals based on Internal pipeline of Leads and Optimized Leads

Product focus


Insecticides
agPlenus
Herbicides

- Focus on Herbicides and Insecticides
- **Product types**:
1. Novel MoA/SoA
2. AI optimization
3. Active ingredient mixes

Business model



- High value revenue sharing deals based on internal pipeline
- We estimate the market value of lead candidates at $50M's-$100M's
- Early collaborations: mitigate risk and build relationships

Partners & markets



- Partnering with current market incumbents (mainly US, EU) and new major players (emphasis on far east markets)
- Tailored product offering to different Ag-players/markets
- Ongoing collaborations with BASF (2016, 2018) & ICL (2017)

agPlenus 7
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AgPlenus' business strategy – 5 year milestones plan

2019

- New collaborations – 1-2 collaborations with current incumbents and future key players

Herbicides	Hits
Insecticides	Targets
Fungicides	Comp. strategy

2021

- Lead licensing deal
- Expansion of existing collaboration
- Broad collaboration in a new area

Herbicides: Lead/s
Insecticides: Hits
Fungicides: Hits

2023

- Optimized Lead licensing deal / sale
- Lead licensing deal

Herbicides: Optimized lead
Insecticides: Lead/s
Fungicides: Lead/s

2019 — 2021 — 2023

agPlenus 8
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   Discovery  Pre-development  Development & Regulation  AgPlenus’ product pipeline and collaborations  Herbicides    Novel model of action(non-selective/selective)    10    Insecticides    Novel site of actionbroad spectrum    Fungicides    Existing mode of actionoptimization    3  Optimized lead  Lead  Hit  Target    4        Leading pipeline candidates to deliver Leads by 2021    Ongoing collaborations – vote of confidence from leading Ag players  Novel herbicides - new mode of action (2016)  Novel insecticides - new site of action (2018)  Novel crop enhancers development (2017)  Internal pipeline  Final product

New MoA Herbicides pipeline – AG14503

In-planta results

HTP Agar - Dicot
Arabidopsis thaNana

µM



DMSO AG14503 AG14504 DMSO AG14503 AG14504
400
200
100
50
25
13
6
3

HTP Agar - Monocot
Doctyloctenium Gegyptium



DMSO AG14503 DMSO AG14503

HTP Soli – Dicot & Monocot
Arabidopsis & E.tef

	HTPS - Dicot post Observed phenotypes – Bleaching, Disturbed apical bud, Inhibited growth	ED50 (gr/ha)	Max inh. (%)
AG14503		0.23	100
AG14504		18	100
	HTPS – Dicot & Monocot pre Observed phenotypes – Bleaching, Disturbed apical bud, Inhibited growth, Disturbed emergence	**ED50 (gr/ha)**	**Max inh. (%)**
AG14503		6.1	96
AG14504		NA	72
AG14503		33.9	100



Young leaves damage



Young leaves bleaching

LTP - post emergence, weeds



ARBTH
MATCH
AMAPA
SINAL
ERATF
LOLPE
PHAPA
SETVI
Solvent
Amitrol 2 Kg/ha
AG14503 2 Kg/ha

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agPlenus — 10

Innovative & experienced management team



Eran Kosover
CEO

Experienced technological leader

Evogene EVP & GM Crop Protection,
Evogene VP of collaborations,
Atera Networks
POC Hi-Tech, consulting

MA Economics



Ofir Hazut
BD and Strategy

Vast start-up experience

MEway Pharma,
DiagnosticAid Medical,
PeriTech Pharma

MSc Neuroscience, MBA



Boaz Inbal
R&D

Extensive development background

Epix pharmaceuticals,
Insilicore,
Promining therapeutics

PhD Molecular biology, biochemistry & bioinformatics



Mirit Ram
Director of PM

Focused technological development

Evogene,
FMC,
HP

MSc chemical engineering

Board of Directors



Ofer Haviv
Chairman of the board
Evogene, CEO



Adrian Percy

Bayer crop science:
Ag Technology Ambassador
Head of Research & Development
Head of Global Regulatory Affairs
VP, Development North America



Robert A. Woods

Marrone Bio Innovations, Chairman
Gowan LLC, Director
Bioenterprise capital private equity, Syngenta,
President Crop Protection



Eli Assraf

Galam Ltd., Director
Makhteshim Agan (Adama), CFO
Strauss Group, CFO

agPlenus — 12 —

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AgPlenus highlights

Company

- Addressing the large and growing crop protection market – strong need for innovation
- Leveraging computational predictive biology to design next generation crop protection products
- Promising pipeline - Herbicidal 'Hits' and Insecticidal novel targets
- Ongoing collaborations: BASF (Herbicides 2016 and Insecticides 2018) and ICL (2017)
- Exclusive license for Evogene's technologies for the field of Ag-chemistry (which represent $10M's of investments)
- Leading management and scientific team
- Highly experienced BoD & scientific advisory

Internal pipeline highlights

First Lead compound expected in 2 years (2021):

- Type: new mode of action Herbicide
- We estimate the market value of a lead compound: $50Ms - $100Ms

agPlenus 13
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Reinventing discovery  Company introductionMar 2019